UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 21 October, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 21 October, 2015

ING to start strategic partnership and launch pilot with fintech Kabbage

ING today announced it's starting a strategic partnership with Kabbage, a leading technology and data platform powering automated lending to small and medium enterprises (SMEs). The partnership fits ING's strategy to expand its lending capabilities to SMEs and helps them to get the capital they need to grow. On 14 October 2015, ING made public it had taken an equity stake in the US based fintech company in a financing round in which Kabbage raised USD 135 million.

As part of the partnership, ING and Kabbage will start a pilot in Spain, offering small and medium enterprises (SMEs) loans up to EUR 100,000. Kabbage's automated loan application and approval process is both accelerated and simple for customers. It makes use of full credit scoring and real time risk monitoring and allows SMEs with an existing business account to get a loan within ten minutes, based on real-time business data.

"This partnership shows we are dedicated to creating a differentiating customer experience. After a successful launch, we will look into expanding the offering. This initiative perfectly fits our strategic priority to increase the pace of innovation," Ralph Hamers, CEO of ING, said. "The cooperation is also in line with ING's innovation approach to launch new services via both own initiatives and by working together with and investing in fintechs and startups."

"As financial institutions embrace new lending technology, we see that platforms like Kabbage are interesting for them to provide a superior experience to their customers," said Rob Frohwein, Kabbage co-founder and Chief Executive Officer. "We are incredibly proud of our partnership with ING, and most importantly, we are thrilled to serve the small and medium businesses powering the economy in Spain."

Note for editors

Kabbage and ING are speaking on a panel on 'Bank Partnerships with Alternative Finance & Lending-as-a-service' on the Money 2020 conference in Las Vegas coming Tuesday 27 October.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Diederik Heinink	ING Group Investor Relations
+31 20 576 2847	+31 20 576 6396
diederik.heinink@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

Important legal information

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING's implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 21 October, 2015